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                                                      EXHIBIT 99.6 --
                                                      PRESS RELEASE, DATED
                                                      JUNE 9, 1998, ISSUED BY
                                                      OZEMAIL ANNOUNCING ITS
                                                      AGREEMENT TO SETTLE THE
                                                      APRA ACTION


To the Australian Stock Exchange for release to the market:

OzEmail Limited ("OzEmail") and the Australian Performing Rights Association ("APRA") are pleased to announce that they have reached an agreement as to the terms of settlement of the APRA's Federal Court action against OzEmail. The action dates back to March 1997 when APRA commenced proceedings against OzEmail for infringement of its copyright by providing a service to subscribers which included the transmission of music over the Internet.

Under the terms of the agreement OzEmail will make payment to APRA but makes no admission of liability in connection with the proceedings in the Federal Court. The amount of the payment is confidential.

APRA undertakes not to institute further proceedings against OzEmail or any other ISP which joins the settlement agreement. The settlement agreement applies until 30 June 1999 or until new Commonwealth copyright legislation is proclaimed.